

Mail Stop 3561

June 19, 2018

Via E-Mail
Mr. Zhankui Zhang
Chief Financial Officer
Aluminum Corporation of China Limited
62 North Xizhimen Street, Haidian District
100082 Beijing
P.R. China

        Re: Aluminum Corporation of China Limited
                Form 20-F for Fiscal Year Ended December 31, 2017
                Filed April 19, 2018
                File No. 001-15264

Dear Mr. Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel &
Mining